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A3
3/12

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-*29897*

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _01/01/2010_ AND ENDING _12/31/2010_
                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: *Wall Street Capital Corporation*

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

9909 Clayton Road, Ste LL1

(No. and Street)

St. Louis   *Missouri*   *63124*
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Holt & Patterson, LLC

(Name – *if individual, state last, first, middle name*)

260 Chesterfield Industrial Blvd. Chesterfield Missouri 63005
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/23

OATH OR AFFIRMATION

I, _Charles S. Nemec_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Wall Street Capital Corporation_ , as of _December 31_ , 20_10_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Charles S. Nemec
Signature

Pres.
Title

Lisa M. Singer
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ cash flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

WALL STREET CAPITAL CORPORATION
Audited Financial Statements
For the Year Ended
December 31, 2010



INDEPENDENT AUDITORS' REPORT



HOLT &

PATTERSON, LLC
CERTIFIED
PUBLIC
ACCOUNTANTS

The Board of Directors
Wall Street Capital Corporation
Ladue, MO

We have audited the accompanying statement of financial condition of Wall Street Capital Corporation as of December 31, 2010 and the related statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of American. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement presentation. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wall Street Capital Corporation as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental information located on pages 9 through12 are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.

Holt & Patterson, LLC
February 21, 2011

260 CHESTERFIELD INDUSTRIAL BLVD.

CHESTERFIELD, MO 63005

PHONE 636/530-1040

FAX 636/530-1101

Table of Contents

WALL STREET CAPITAL CORPORATION
STATEMENT OF FINANCIAL CONDITION
December 31, 2010

ASSETS

CURRENT ASSETS

Cash and cash equivalents	$	7,673
TOTAL CURRENT ASSETS		7,673
TOTAL ASSETS	$	7,673

LIABILITIES AND STOCKHOLDERS' EQUITY

STOCKHOLDERS' EQUITY

Common Stock, par value $1 per share

Authorized- 30,000 shares	$	1,000
Issued and Outstanding- 1,000 shares		
Additional Paid-in Capital		2,468
Retained Earnings		8,705
Distributions		(4,500)
TOTAL STOCKHOLDERS' EQUITY		7,673
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	7,673

WALL STREET CAPITAL CORPORATION
STATEMENT OF INCOME
For the Year Ended December 31, 2010

	2010	%
INCOME		
Commission and Fee Income	$ 7,936	99.4
Interest Income	46	0.6
TOTAL INCOME	7,982	100
OPERATING EXPENSES		
Bank Charges	197	2.47
Dues and Subscriptions	330	4.13
Legal and Professional Fees	3,685	46.17
Office Expense	122	1.53
TOTAL OPERATING EXPENSES	4,334	54.30
INCOME FROM OPERATIONS	$ 3,648	45.70

WALL STREET CAPITAL CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2010

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
BALANCE, BEGINNING OF YEAR	$ 1,000	$ 2,468	$ 5,057	$ 8,525
Net Income			3,648	3,648
Less: Distributions to Shareholders			(4,500)	(4,500)
BALANCE, END OF YEAR	$1,000	$2,468	$4,205	$ 7,673

WALL STREET CAPITAL CORPORATION
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2010

	2010
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 3,648
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	
Decrease (Increase) in Accounts Receivable	272
Total Adjustments	272
NET CASH PROVIDED BY (USED) IN OPERATING ACTIVITIES	3,920
CASH FLOWS FROM INVESTING ACTIVITIES:	-
NET CASH USED IN INVESTING ACTIVITIES	-
CASH FLOWS FROM FINANCING ACTIVITIES:	
Advances (draws) stockholder	(5,000)
NET CASH USED IN FINANCING ACTIVITIES	(5,000)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,080)
CASH AND CASH EQUIVALENTS, beginning of year	8,753
CASH AND CASH EQUIVALENTS, end of year	$ 7,673

See Accounting Notes and Accountants' Report
Holt & Patterson, LLC

WALL STREET CAPITAL CORPORATION
NOTES TO FINANCIAL STATEMENTS
December 31, 2010

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Wall Street Capital Corporation (the Company), is a broker-dealer incorporated in the state of Missouri. The Company is registered with the Securities and Exchange Commission (the SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA), and the Securities Investor Protection Corporation (SIPC).

Nature of Operations

The Company, which is an introducing broker, clears its customer transactions through other broker-dealers, on a fully disclosed basis, and offers investment products on an application-way or subscription basis. The Company's customers are located principally in the St. Louis, Missouri area. The Company's operations consist primarily of trailing commissions from sales of mutual fund shares and related minor administrative expenses.

New Accounting Pronouncement

Effective in 2009, the Company adopted provisions of Financial Accounting Standards Board (FASB), Accounting Standards Codification, (the FASB ASC), which is now the source of authoritative, non-governmental accounting principles generally accepted in the United States of America (GAAP). While the FASB ASC did not change GAAP, all existing references to authoritative accounting guidance contained in our disclosures are now based on general accounting topics within the FASB ASC.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all temporary cash investments purchased with an original maturity of six months or less to be cash equivalents. The Company maintains cash and cash equivalents at two financial institutions. Deposits at these institutions are insured by the Federal Deposit Insurance Corporation and by the National Credit Union Administration up to $250,000.

Property and Equipment

Property and equipment are carried at cost, less accumulated depreciation computed using the methods as allowed under the tax laws in existence at the time the asset is placed in service. Expenditures for maintenance and repairs are charged to expense as incurred. Property and equipment totaling $8,090 if fully depreciated as of December 31, 2010.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition

The Company receives commissions from the sale of investment company shares (mutual funds). Revenue from commissions is recognized in the month earned. Trailing commissions are recognized when received.

The Company has elected to use the reserve method in accounting for bad debts. Under this method, all uncollectible accounts are charged to the allowance account and the bad debt expense is determined by adjusting the balance in the allowance account to a reserve considered reasonable by management. No allowance for doubtful accounts was considered necessary at December 31, 2010 and 2009. The bad debt expense balance at December 31, 2010 and 2009 was $-0- and $-0-, respectively.

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under these provisions, the Company does not pay federal and state income taxes on its income. The stockholder of the Company is liable for income taxes on the Company's taxable income. Accordingly, the Company does not record a provision for income taxes.

During 2009, the Company adopted guidance issued by the FASB on accounting for uncertainty in income taxes, which requires recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise's financial statements.

This guidance requires an evaluation of tax positions taken (or expected to be taken) in the course of preparing the Company's tax returns to determine whether these positions meet a "more-likely-than-not" standard that, based on the technical merits, have a more than fifty percent likelihood of being sustained by a taxing authority upon examination. A tax position that meets the "more-likely-than-not" recognition threshold is measured to determine the amount of benefit to recognize in the financial statements.

If applicable, the Company recognizes interest and penalties related to the unrecognized tax benefits in expenses in the statement of operations.

These provisions require Company management to analyze all open tax years, as defined by the Statue of Limitations, for all major jurisdictions, including federal and certain state taxing authorities. As of and for the year ending December 31, 2010, the Company did not have a liability for any unrecognized tax benefits. The Company has no examinations in progress and is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly change in the next twelve months.

WALL STREET CAPITAL CORPORATION
NOTES TO FINANCIAL STATEMENTS
December 31, 2010

B. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rules (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had adjusted net capital of $7,673 which was $2,674 in excess of its required minimum dollar net capital of $5,000 for 2010.

C. SUBSEQUENT EVENTS

Subsequent events were evaluated through February 21, 2011, which is the date the financial statements were available to be issued. It was concluded that there were no events or transactions occurring during this period that required recognition or disclosure in the financial statements.

SUPPLEMENTAL INFORMATION

WALL STREET CAPITAL CORPORATION
COMPUTATION OF NET CAPITAL
For the Year Ended December 31, 2010

NET CAPITAL COMPUTATION:

Stockholders' Equity	$	7,673
Deductions and/or charges		
Total Stockholders' Equity Qualified for Net Capital		7,673
Less: Non-allowable Assets:		-
NET CAPITAL	$	7,673
Minimum Net Capital Required (6 2/3% of Aggregate Indebtedness)	$	-
Minimum Dollar Net Capital Required		5,000
Net Capital Requirement (Greater of the Above)		5,000
Excess Net Capital	$	2,674
Percentage of Aggregate Indebtedness to Net Capital		N/A
Percentage of Debt to Debt-Equity		N/A

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital, as reported in Company's Part II (Unaudited)

FOCUS Report	$	7,674
Net audit adjustments		-
	$	7,674

WALL STREET CAPITAL CORPORATION
EXEMPTIVE PROVISION UNDER RULE 15c3-3
December 31, 2010

An exemption from Rule 15c3-3 is claimed as the broker-dealer does not hold customer funds or securities. All accounts are on a fully disclosed basis.

Therefore, the schedules of "Computation for Determination of Reserve Requirements under Rule 15c3-3" and "Information Relating to Possession or Control Requirements Under Rules 15c3-3" are not applicable.



HOLT & PATTERSON, LLC

CERTIFIED
PUBLIC
ACCOUNTANTS

Independent Auditors Report on
Internal Control Required by SEC Rule 17a-5

February 21, 2011

The Board of Directors
Wall Street Capital Corporation
Ladue, MO

In planning and performing our audit of the financial statements and supplementary schedules of Wall Street Capital Corporation (the Company) for the year ended December 31, 2010, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provided assurance on internal control.

Also, as required by rule 17a-5(g) (1) of the Security and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a) (11). Because the Company does not carry securities accounts for customers or perform custodial functions relating to the customers securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

260 CHESTERFIELD INDUSTRIAL BLVD.

CHESTERFIELD, MO 63005

PHONE 636/530-1040

FAX 636/530-1101

Because of inherent limitations in internal control or practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that internal control may be inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted not matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses ad defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulation, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Holt & Patterson, LLC